FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. KDDI Chooses Magic’s iBOLT Platform to Integrate Salesforce.com with Android Smartphones

PRESS RELEASE

KDDI Chooses Magic’s iBOLT Platform to Integrate Salesforce.com with Android Smartphones

Or Yehuda, Israel, March 1, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today that KDDI, a leading Japanese-based telecom company, has chosen iBOLT as the back-end integration engine for its new service, connecting Salesforce.com with Android smartphones.

KDDI’s solution, developed using Magic’s iBOLT business integration platform, pushes real-time Salesforce.com CRM data to any Android smartphone. The ability to receive valuable business information on their mobile devices empowers users to make better and faster decisions and to operate effectively from any location.

“Using Magic’s technology, we were able to respond rapidly to our customers’ needs, while significantly reducing the risks and costs usually associated with such integration projects.” said Yamada Yasuhisa of the Cloud Services Planning & Development Department at KDDI. “This service enables enterprise users to maximize the benefits of Salesforce.com and increase productivity even when they are out of office.”

“We are proud to have been chosen by such an important company as KDDI,” said Guy Bernstein, CEO of Magic Software Enterprises. “The world of enterprise is undergoing a mobile revolution, and we expect many more organizations to choose our products to realize their strategic shift towards enterprise mobility.”

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

About KDDI

KDDI is a leading telecommunications company, offering comprehensive fixed-line (broadband Internet/telephone) and mobile communications services. For enterprises, KDDI provides all services in the ICT (Information and Communications Technology) realm, from FMC (Fixed Mobile Convergence) networks to data centers, applications, and security strategies.

KDDI strives to be a leading company during changing times, and to help strengthen its customers’ business performance.

For more information, visit www.kddi.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Press Contact:

Tania Amar, VP Global Marketing

Magic Software Enterprises

Tel: +972 (0)3 538 9300

tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2012	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 KDDI Chooses Magic’s iBOLT Platform to Integrate Salesforce.com with Android Smartphones

Exhibit 10.1